                                                                   EXHIBIT 99.2

===============================================================================

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD

             SUPPLEMENTARY FINANCIAL STATEMENTS FOR THE YEAR ENDED

                               DECEMBER 31, 2001

===============================================================================

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                            REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

DIRECTORS' REPORT

On behalf of all the directors of the Company, we are please to submit this annual report to the members together with the audited unconsolidated and consolidated financial statements of the Company for the year ended December 31, 2001.


DIRECTORS

The directors in office at the date of this report are as follows:-

    Ho Ching                     (Chairman)
    Lim Ming Seong               (Deputy Chairman)
    James A Norling              (Deputy Chairman, appointed on March 1, 2001)
    Barry Waite                  (President and CEO)
    James H. Van Tassel
    Sum Soon Lim                 (Chairman of Audit Committee)
    Aubrey C. Tobey              (Member of Audit Committee)
    Robert Edmund La Blanc       (Member of Audit Committee)
    Andre Borrel
    Charles E Thompson
    Koh Beng Seng                (Member of Audit Committee)
    Tsugio Makimoto
    Tay Siew Choon               (Appointed on July 16, 2001)
    Peter Seah Lim Huat          (Appointed on January 16, 2002)
    Premod Paul Thomas           (Alternate to Sum Soon Lim)

PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial year have been those of an independent foundry of semiconductor integrated circuits using its advanced production facilities and proprietary integrated circuit designs of its customers. The Company operates in Singapore and its principal markets are the United States of America and Taiwan. There have been no significant changes in such activities during the financial year.

ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

During the financial year, the Company incorporated a wholly-owned subsidiary company, Chartered Semiconductor Europe Ltd for a cash consideration of $1.

FINANCIAL RESULTS

The consolidated and unconsolidated results of the Company for the financial year are as follows:

                                                                         CONSOLIDATED       UNCONSOLIDATED
    Loss before minority interest                                          $456,581            $306,522
    Minority interest                                                       (72,629)                 --
                                                                           --------            --------
    Net loss                                                               $383,952            $306,522
                                                                           ========            ========

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                            REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

TRANSFERS TO OR FROM RESERVES OR PROVISIONS

Material movements in reserves and provisions are as set out in the accompanying financial statements.

ISSUES OF SHARES AND DEBENTURES

During the financial year, the Company issued 4,065,584 ordinary shares of S$0.26 each for cash at the respective price per share set out below upon exercise of the options granted by the Company under the Chartered Semiconductor Manufacturing Ltd Share Ownership Plan 1999 (the "1999 Option Plan"):

NO. OF ORDINARY SHARES ISSUED                                                 PRICE PER ORDINARY SHARE
                                                                                         S$
            409,064                                                                    0.9300
            840,309                                                                    0.9309
             58,902                                                                    1.0000
            100,669                                                                    1.0922
            514,687                                                                    1.1702
             85,129                                                                    1.2021
            137,168                                                                    1.2867
            212,892                                                                    1.3777
            103,829                                                                    1.3830
          1,602,935                                                                    3.3440

Except as disclosed above, neither the Company nor its subsidiaries issued any shares or debentures during the financial year.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Except as disclosed under the "Share Options" section of this report, neither at the end of nor at any time during the financial year was the Company or its subsidiaries a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the "Act"), particulars of interests of directors who held office at the end of the financial year in ordinary shares of the Company or related corporations held in their names or those of their spouses or infant children are as follows:

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                            REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (CONT'D)

                                                                           AT BEGINNING       AT END OF
                                                                            OF THE YEAR        THE YEAR
THE COMPANY - ORDINARY SHARES OF S$0.26 EACH FULLY PAID

Ho Ching                                                                        60,000               --
Barry Waite                                                                  1,510,040        1,887,040
James H. Van Tassel                                                             82,329           82,329
Sum Soon Lim                                                                   194,425          194,425
Aubrey C. Tobey                                                                  1,880            1,880
Robert Edmund La Blanc                                                          26,880           26,880
Andre Borrel                                                                    19,312           19,312
Charles E Thompson                                                              33,880           33,880
Tsugio Makimoto                                                                 19,000           19,000
Premod Paul Thomas                                                              18,000           18,000

THE COMPANY - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$0.26 EACH

                            AT BEGINNING
                            OF THE YEAR/
                              DATE OF       AT END OF       EXERCISE              EXERCISABLE
                            APPOINTMENT     THE YEAR         PRICE                   PERIOD
                                                               S$
Ho Ching                      120,000        120,000        $16.6900        06/04/2001 to 06/04/2005
                              120,000        120,000        $11.8600        03/10/2001 to 03/10/2005
                                   --         60,000        $ 4.7400        28/03/2002 to 28/03/2006
                                   --         60,000        $ 4.9900        15/08/2002 to 15/08/2006

Lim Ming Seong                     --         50,000        $ 4.7400        28/03/2002 to 28/03/2006
                                   --         50,000        $ 4.9900        15/08/2002 to 15/08/2006

James A Norling                    --         50,000        $ 4.7400        28/03/2002 to 28/03/2006
                                   --         50,000        $ 4.9900        15/08/2002 to 15/08/2006

Barry Waite                   752,000        376,000        $ 0.9309        30/11/1998 to 30/11/2008
                            1,880,000        940,000        $ 3.3440        18/05/2000 to 18/05/2009
                               60,000         60,000        $ 3.3440        29/04/2000 to 29/10/2009
                              752,000        376,000        $ 0.9300        30/11/1998 to 30/11/2008
                            3,008,000      3,008,000        $ 3.3440        29/10/1999 to 29/10/2009
                            1,000,000      1,000,000        $16.6900        06/04/2001 to 06/04/2010
                              800,000        800,000        $11.8600        03/10/2001 to 03/10/2010
                                   --        500,000        $ 4.7400        28/03/2002 to 28/03/2011
                                   --        500,000        $ 4.9900        15/08/2002 to 15/08/2011

James H. Van Tassel            37,600         37,600        $ 0.9309        30/04/2000 to 30/04/2004
                               30,000         30,000        $ 3.3440        29/04/2000 to 29/10/2004
                               20,000         20,000        $ 3.3440        29/10/2000 to 29/10/2004
                               50,000         50,000        $16.6900        06/04/2001 to 06/04/2005
                               50,000         50,000        $11.8600        03/10/2001 to 03/10/2005
                                   --         25,000        $ 4.7400        28/03/2002 to 28/03/2006
                                   --         25,000        $ 4.9900        15/08/2002 to 15/08/2006

Sum Soon Lim                   14,288         14,288        $ 1.0922        07/10/1999 to 07/10/2004
                               35,720         35,720        $ 0.9309        07/10/1999 to 07/10/2004
                               60,000         60,000        $ 3.3440        29/04/2000 to 29/10/2004
                               20,000         20,000        $ 3.3440        29/10/2000 to 29/10/2004
                               80,000         80,000        $16.6900        06/04/2001 to 06/04/2005
                               80,000         80,000        $11.8600        03/10/2001 to 03/10/2005
                                   --         40,000        $ 4.7400        28/03/2002 to 28/03/2006
                                   --         40,000        $ 4.9900        15/08/2002 to 15/08/2006

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                            REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (CONT'D)

THE COMPANY - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$0.26 EACH (CONT'D)

                            AT BEGINNING
                            OF THE YEAR/
                              DATE OF       AT END OF       EXERCISE              EXERCISABLE
                            APPOINTMENT     THE YEAR         PRICE                   PERIOD
                                                               S$
Aubrey C. Tobey                35,720         35,720        $ 1.0000        07/10/1999 to 07/10/2004
                               18,800         18,800        $ 0.9309        30/04/2000 to 30/04/2004
                               30,000         30,000        $ 3.3440        29/04/2000 to 29/10/2004
                               20,000         20,000        $ 3.3440        29/10/2000 to 29/10/2004
                               50,000         50,000        $16.6900        06/04/2001 to 06/04/2005
                               50,000         50,000        $11.8600        03/10/2001 to 03/10/2005
                                   --         25,000        $ 4.7400        28/03/2002 to 28/03/2006
                                   --         25,000        $ 4.9900        15/08/2002 to 15/08/2006

Robert Edmund La Blanc         35,720         35,720        $ 1.0000        07/10/1999 to 07/10/2004
                               10,000         10,000        $ 3.3440        29/04/2000 to 29/10/2004
                               10,000         10,000        $ 3.3440        29/10/2000 to 29/10/2004
                               20,000         20,000        $16.6900        06/04/2001 to 06/04/2005
                               50,000         50,000        $11.8600        03/10/2001 to 03/10/2005
                                   --         25,000        $ 4.7400        28/03/2002 to 28/03/2006
                                   --         25,000        $ 4.9900        15/08/2002 to 15/08/2006

Andre Borrel                   14,288         14,288        $ 1.0000        07/10/1999 to 07/10/2004
                               36,000         36,000        $ 3.3440        29/04/2000 to 29/10/2004
                               20,000         20,000        $ 3.3440        29/10/2000 to 29/10/2004
                               80,000         80,000        $16.6900        06/04/2001 to 06/04/2005
                               80,000         80,000        $11.8600        03/10/2001 to 03/10/2005
                                   --         40,000        $ 4.7400        28/03/2002 to 28/03/2006
                                   --         40,000        $ 4.9900        15/08/2002 to 15/08/2006

Charles E Thompson             35,720         35,720        $ 1.0000        07/10/1999 to 07/10/2004
                               30,000         30,000        $ 3.3440        29/04/2000 to 29/10/2004
                               20,000         20,000        $ 3.3440        29/10/2000 to 29/10/2004
                               50,000         50,000        $16.6900        06/04/2001 to 06/04/2005
                               50,000         50,000        $11.8600        03/10/2001 to 03/10/2005
                                   --         25,000        $ 4.7400        28/03/2002 to 28/03/2006
                                   --         25,000        $ 4.9900        15/08/2002 to 15/08/2006

Koh Beng Seng                  37,600         37,600        $ 0.9309        30/04/2000 to 30/04/2004
                               10,000         10,000        $ 3.3440        29/04/2000 to 29/10/2004
                               10,000         10,000        $ 3.3440        29/10/2000 to 29/10/2004
                               10,000         10,000        $16.6900        06/04/2001 to 06/04/2005
                               10,000         10,000        $11.8600        03/10/2001 to 03/10/2005
                                   --          5,000        $ 4.7400        28/03/2002 to 28/03/2006
                                   --         10,000        $ 4.9900        15/08/2002 to 15/08/2006

Tsugio Makimoto                10,000         10,000        $16.6900        06/04/2001 to 06/04/2005
                               50,000         50,000        $11.8600        03/10/2001 to 03/10/2005
                                   --         25,000        $ 4.7400        28/03/2002 to 28/03/2006
                                   --         25,000        $ 4.9900        15/08/2002 to 15/08/2006

Tay Siew Choon                     --         20,000        $ 4.9900        15/08/2002 to 15/08/2006

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                            REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (CONT'D)

THE COMPANY - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$0.26 EACH (CONT'D)

                            AT BEGINNING
                            OF THE YEAR/
                              DATE OF       AT END OF       EXERCISE              EXERCISABLE
                            APPOINTMENT     THE YEAR         PRICE                   PERIOD
                                                               S$
Premod Paul Thomas             10,000         10,000        $ 3.3440        29/10/2000 to 29/10/2004
                               10,000         10,000        $16.6900        06/04/2001 to 06/04/2005
                               10,000         10,000        $11.8600        03/10/2001 to 03/10/2005
                                   --         25,000        $ 4.7400        28/03/2002 to 28/03/2006
                                   --          5,000        $ 4.9900        15/08/2002 to 15/08/2006

RELATED CORPORATIONS

THE ASCOTT GROUP LIMITED - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$0.20 EACH

                            AT BEGINNING
                            OF THE YEAR/
                              DATE OF       AT END OF       EXERCISE              EXERCISABLE
                            APPOINTMENT     THE YEAR         PRICE                   PERIOD
                                                               S$
Ho Ching                       16,000         16,000        $ 0.3700        20/12/2001 to 19/12/2005
                                   --         12,000        $ 0.3200        30/06/2002 to 29/06/2006

Lim Ming Seong                     --         12,000        $ 0.3200        29/06/2002 to 28/06/2011

Tay Siew Choon                     --         10,000        $ 0.3700        20/12/2001 to 19/12/2010
                                   --         12,000        $ 0.3200        29/06/2002 to 28/06/2011

Premod Paul Thomas              8,000          8,000        $ 0.3700        20/12/2001 to 19/12/2010
                                   --          8,000        $ 0.3200        29/06/2002 to 28/06/2011

CAPITALAND LIMITED - ORDINARY SHARES OF S$1.00 EACH FULLY PAID

                                                                          AT BEGINNING        AT END OF
                                                                           OF THE YEAR        THE YEAR
Lim Ming Seong                                                                13,250           13,250

CAPITALAND LIMITED - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$1.00 EACH

                            AT BEGINNING
                            OF THE YEAR/
                              DATE OF       AT END OF       EXERCISE              EXERCISABLE
                            APPOINTMENT     THE YEAR         PRICE                   PERIOD
                                                               S$
Sum Soon Lim                  107,700        107,700        $ 2.5400        13/06/2001 to 11/06/2005
                               80,000         80,000        $ 2.5100        05/08/2001 to 03/08/2005
                                   --        150,000        $ 2.5000        19/06/2002 to 18/06/2006

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                            REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (CONT'D)

CAPITALAND LIMITED - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$1.00
                     EACH (CONT'D)

                            AT BEGINNING
                            OF THE YEAR/
                              DATE OF       AT END OF       EXERCISE              EXERCISABLE
                            APPOINTMENT     THE YEAR         PRICE                   PERIOD
                                                               S$
Tay Siew Choon                 53,850         53,850        $ 2.5400        12/06/2001 to 12/06/2005
                                   --         50,000        $ 2.5000        19/06/2002 to 18/06/2006

Premod Paul Thomas             53,850         53,850        $ 2.5400        13/06/2001 to 11/06/2010

                                                                          AT BEGINNING
                                                                          OF THE YEAR/
                                                                             DATE OF          AT END OF
                                                                           APPOINTMENT        THE YEAR
RAFFLES HOLDINGS LIMITED - ORDINARY SHARES OF S$0.50 EACH FULLY PAID

Lim Ming Seong                                                                12,000           12,000
Tay Siew Choon                                                                10,000           10,000
Premod Paul Thomas                                                             5,000            5,000

PACIFIC INTERNET LIMITED - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$2.00
                           EACH

                             AT DATE OF      AT END OF      EXERCISE              EXERCISABLE
                             APPOINTMENT     THE YEAR         PRICE                  PERIOD
                                                                $
Tay Siew Choon                  8,000          8,000        $32.4800        10/11/2000 to 09/11/2004

                                                                          AT BEGINNING
                                                                          OF THE YEAR/
                                                                             DATE OF          AT END OF
                                                                           APPOINTMENT        THE YEAR
SINGAPORE AIRLINES LTD - ORDINARY SHARES OF S$0.50 EACH FULLY PAID

Lim Ming Seong                                                                 4,000               --

SINGAPORE TELECOMMUNICATIONS LTD - ORDINARY SHARES OF S$0.15 EACH FULLY PAID

Ho Ching                                                                       3,510            3,510
Lim Ming Seong                                                                 3,510            3,510
Sum Soon Lim                                                                   3,510            3,510
Koh Beng Seng                                                                  1,720            1,720
Tay Siew Choon                                                                 3,110            3,110

SINGAPORE COMPUTER SYSTEMS LIMITED - ORDINARY SHARES OF S$0.25 EACH FULLY PAID

Tay Siew Choon                                                               171,000          371,000

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                            REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (CONT'D)

SINGAPORE COMPUTER SYSTEMS LIMITED - SHARE OPTIONS IN UNISSUED ORDINARY SHARES
                                     OF S$0.25 EACH

                            AT BEGINNING
                            OF THE YEAR/
                              DATE OF       AT END OF       EXERCISE              EXERCISABLE
                            APPOINTMENT     THE YEAR         PRICE                   PERIOD
                                                               S$
Tay Siew Choon                 80,000         80,000        $ 2.2000        19/10/2001 to 18/10/2005
                                   --        100,000        $ 2.0800        15/03/2002 to 14/03/2006

SINGAPORE TECHNOLOGIES ENGINEERING LTD - SHARE OPTIONS IN UNISSUED ORDINARY
                                         SHARES OF S$0.10 EACH

Ho Ching                           --        100,000        $   2.72        20/02/2002 to 19/02/2006

Sum Soon Lim                       --         25,000        $   2.72        20/02/2002 to 19/02/2006

                                                                             AT BEGINNING
                                                                             OF THE YEAR/
                                                                               DATE OF         AT END OF
                                                                             APPOINTMENT       THE YEAR
ST ASSEMBLY TEST SERVICES LTD - ORDINARY SHARES OF S$0.25 EACH FULLY PAID

Ho Ching                                                                        35,000           35,000
Sum Soon Lim                                                                    95,000          155,000
Robert Edmund La Blanc                                                          50,000           20,000
James H Van Tassel                                                              10,000           10,000
Andre Borrel                                                                    10,000           10,000
Charles E Thompson                                                              20,000               --
Koh Beng Seng                                                                   45,000           45,000
Tay Siew Choon                                                                   4,000            4,000
Premod Paul Thomas                                                              74,000           74,000

ST ASSEMBLY TEST SERVICES LTD - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF
                                S$0.25 EACH

                            AT BEGINNING
                            OF THE YEAR/
                              DATE OF       AT END OF       EXERCISE              EXERCISABLE
                            APPOINTMENT     THE YEAR         PRICE                   PERIOD
                                                               S$
Lim Ming Seong                     --        200,000        $ 1.5920        24/04/2002 to 23/04/2011

Sum Soon Lim                   50,000             --        $ 0.4200        09/02/2000 to 09/12/2009
                               10,000             --        $ 0.2500        09/02/2000 to 09/12/2009
                               40,000             --        $ 6.9300        20/04/2001 to 19/04/2010

Koh Beng Seng                  10,000         10,000        $ 0.2500        09/02/2000 to 09/12/2004
                               50,000         50,000        $ 3.5540        09/02/2000 to 21/11/2004
                               40,000         40,000        $ 6.9300        20/04/2001 to 19/04/2005
                                   --         50,000        $ 1.5920        24/04/2002 to 23/04/2006

Premod Paul Thomas             12,500         12,500        $ 0.4200        10/12/1999 to 09/12/2009
                                7,500          7,500        $ 0.2500        10/12/1999 to 09/12/2009
                               16,000         16,000        $ 3.5540        09/02/2000 to 21/11/2009
                               40,000         40,000        $ 6.9300        20/04/2001 to 19/04/2010
                                   --         50,000        $ 1.5920        24/04/2002 to 23/04/2011

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                            REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (CONT'D)

                                                                             AT BEGINNING
                                                                             OF THE YEAR/
                                                                               DATE OF         AT END OF
                                                                             APPOINTMENT       THE YEAR
SEMBCORP INDUSTRIES LTD - ORDINARY SHARES OF S$0.25 EACH FULLY PAID

Lim Ming Seong                                                                  91,551           91,551
Tay Siew Choon                                                                  54,598           54,598

SEMBCORP INDUSTRIES LTD - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$0.25
                          EACH

                            AT BEGINNING
                            OF THE YEAR/
                              DATE OF       AT END OF       EXERCISE              EXERCISABLE
                            APPOINTMENT     THE YEAR         PRICE                   PERIOD
                                                               S$
Ho Ching                      100,000        100,000        $ 1.9900        27/06/2001 to 26/06/2005
                                   --         70,000        $ 1.5500        20/04/2002 to 19/04/2006

Tay Siew Choon                110,672             --        $ 2.1750        03/10/1998 to 01/10/2001
                              144,611        144,611        $ 2.5350        11/04/1999 to 10/04/2002
                              224,295        224,295        $ 1.2940        22/04/2000 to 20/04/2003
                              500,000        500,000        $ 2.2600        20/05/2001 to 19/05/2009
                              500,000        500,000        $ 1.9900        27/06/2001 to 26/06/2010
                                   --         50,000        $ 1.5500        20/04/2002 to 19/04/2006

Premod Paul Thomas              5,000          5,000        $ 1.9900        27/06/2001 to 26/06/2010
                                   --          5,000        $ 1.5500        20/04/2002 to 19/04/2011

SEMBCORP LOGISTICS LTD - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$1.00 EACH

Tay Siew Choon                 15,000             --        $10.0150        29/06/2001 to 28/06/2010

SEMBCORP LOGISTICS LTD - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$0.25
EACH (AFTER SHARE SPLIT)

Tay Siew Choon                     --         60,000        $ 2.5038        29/06/2001 to 28/09/2002

SNP CORPORATION LTD - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$0.50 EACH

Tay Siew Choon                     --         20,000        $ 0.5000        23/04/2002 to 22/04/2011

STT COMMUNICATIONS LTD - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$0.50 EACH

Lim Ming Seong                     --         25,000        $ 0.9200        28/04/2002 to 27/04/2011
                                   --         50,000        $ 0.5000        24/11/2002 to 23/11/2011

Sum Soon Lim                  300,000        300,000        $ 1.4200        19/09/2001 to 18/09/2010
                                   --         35,000        $ 0.9200        28/04/2002 to 27/04/2011
                                   --         70,000        $ 0.5000        24/11/2002 to 23/11/2011

Tay Siew Choon                100,000        100,000        $ 1.4200        19/09/2001 to 18/09/2010
                                   --         15,000        $ 0.9200        28/04/2002 to 27/04/2011
                                   --         30,000        $ 0.5000        24/11/2002 to 23/11/2011

Premod Paul Thomas             20,000         20,000        $ 1.4200        19/09/2001 to 18/09/2010
                                   --         10,000        $ 0.9200        28/04/2002 to 27/04/2011
                                   --         10,000        $ 0.5000        24/11/2002 to 23/11/2011

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                            REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (CONT'D)

                                                                             AT BEGINNING
                                                                             OF THE YEAR/
                                                                               DATE OF         AT END OF
                                                                             APPOINTMENT       THE YEAR
SINGAPORE FOOD INDUSTRIES LIMITED  - ORDINARY SHARES OF S$0.05 EACH FULLY PAID

Ho Ching                                                                        50,000           50,000
Tay Siew Choon                                                                 270,000          270,000
Premod Paul Thomas                                                               9,000            9,000

SINGAPORE FOOD INDUSTRIES LIMITED - SHARE OPTIONS IN UNISSUED ORDINARY SHARES
                                    OF S$0.05 EACH

                             AT DATE OF      AT END OF      EXERCISE              EXERCISABLE
                             APPOINTMENT     THE YEAR         PRICE                  PERIOD
                                                                $

Tay Siew Choon                200,000        200,000        $ 0.7800        29/10/2001 to 28/10/2004
                              200,000        200,000        $ 0.5500        24/08/2001 to 23/08/2005

                                                                             AT BEGINNING
                                                                             OF THE YEAR/
                                                                               DATE OF         AT END OF
                                                                             APPOINTMENT       THE YEAR

VERTEX VENTURE HOLDINGS LTD *- ORDINARY SHARES OF S$0.20 EACH FULLY PAID

Tay Siew Choon                                                                      --           71,208

VERTEX INVESTMENT (II) LTD - ORDINARY SHARES OF USS$1.00 EACH FULLY PAID

Tay Siew Choon**                                                                     2                2

VERTEX TECHNOLOGY FUND LTD - ORDINARY SHARES OF US$1.00 EACH FULLY PAID

Ho Ching +                                                                         100              100
Lim Ming Seong +                                                                   300              300
Sum Soon Lim                                                                       300              300
Tay Siew Choon +                                                                    20               20
Premod Paul Thomas +                                                                50               50

VERTEX TECHNOLOGY FUND LTD - REDEEMABLE PREFERENCE SHARES OF US$0.01 EACH FULLY PAID

Ho Ching +                                                                           5                --
Lim Ming Seong +                                                                    15                --
Sum Soon Lim                                                                        15                --
Tay Siew Choon +                                                                     1                --
Premod Paul Thomas +                                                                 3                --

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                            REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES (CONT'D)

                                                                             AT BEGINNING
                                                                             OF THE YEAR/
                                                                               DATE OF         AT END OF
                                                                             APPOINTMENT       THE YEAR
VERTEX TECHNOLOGY FUND (II) LTD - ORDINARY SHARES OF US$1.00 EACH FULLY PAID

Ho Ching   ++                                                                      100              100
Lim Ming Seong++                                                                    50               50
Sum Soon Lim                                                                       500              500
Koh Beng Seng                                                                       15               15
Tay Siew Choon ++                                                                  500              500
Premod Paul Thomas++                                                                50               50

VERTEX TECHNOLOGY FUND (II) LTD - REDEEMABLE PREFERENCE SHARES OF US$0.01 EACH
FULLY PAID

Ho Ching   ++                                                                      100              100
Lim Ming Seong ++                                                                   50               50
Sum Soon Lim                                                                       500              500
Koh Beng Seng                                                                       15               15
Tay Siew Choon ++                                                                  500              500
Premod Paul Thomas++                                                                50               50

* During the financial year, Vickers Capital Limited ("VCap"), the shareholders of ordinary shares of S$0.25 each in the capital of VCap and Vertex Venture Holdings Ltd ("VVH") entered into a Scheme of Arrangement under Section 210 of the Companies Act, Chapter 50. The Scheme took effect on November 8, 2001 whereupon VCap became a wholly-owned subsidiary of VVH. Upon the Scheme taking effect, VVH issued new shares in exchange for previous holdings of shares in VCap in accordance with the terms of the Scheme. On November 12, 2001, VCap was delisted and the shares of VVH were listed on the Singapore Exchange Securities Trading Limited.

**     Held in the name of Overseas Union Trustees Limited

+      Held in the name of HSBC Trustee (Singapore) Limited

++     Held in the name of Ballas Nominees (Private) Limited

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares or debentures of the Company either at the beginning or at the end of the financial year.


DIVIDENDS

Since the end of the last financial year, no dividend has been paid in respect of that previous financial year. No dividend has been paid or is proposed to be paid in respect of the financial year under review.


BAD AND DOUBTFUL DEBTS

Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ascertain what action had been taken in relation to writing off bad debts and providing for doubtful debts of the Company. The directors have satisfied themselves that all known bad debts have been written off and that adequate provision has been made for doubtful debts.

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                            REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

At the date of this report, the directors are not aware of any circumstances which would render any amounts written off for bad debts or provided for doubtful debts in the Company inadequate to any substantial extent.

CURRENT ASSETS

Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ensure that current assets of the Company which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values and that adequate provision has been made for the diminution in value of such current assets.

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report which would render the values attributable to current assets in the consolidated financial statements misleading.

CHARGES AND CONTINGENT LIABILITIES

Since the end of the financial year:

-- no charge on the assets of the Company or its subsidiaries has arisen which secures the liabilities of any other person; and

--       no contingent liability of the Company or its subsidiaries has arisen.

ABILITY TO MEET OBLIGATIONS

No contingent liability or other liability of the Company or its subsidiaries has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Company or its subsidiaries to meet their obligations as and when they fall due.

OTHER CIRCUMSTANCES AFFECTING THE FINANCIAL STATEMENTS

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the unconsolidated or consolidated financial statements of the Company misleading.

UNUSUAL ITEMS

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen during the financial year or in the interval between the end of the financial year and the date of this report which would affect substantially the consolidated or unconsolidated results for the financial year in which this report is made, or render any items in the consolidated or unconsolidated financial statements for the current financial year misleading, or affect the ability of the Company or its subsidiaries in meeting their obligations as and when they fall due.

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                            REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

DIRECTORS' INTERESTS IN CONTRACTS

Since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

SHARE OPTIONS

Details of options on unissued shares of the Company are set out below:-

                                                                AGGREGATE             AGGREGATE
                                                                 OPTIONS               OPTIONS
                                                                 GRANTED              EXERCISED/            AGGREGATE
                                                                  SINCE              LAPSED SINCE            OPTIONS
                                            OPTIONS            COMMENCEMENT          COMMENCEMENT          OUTSTANDING
                                            GRANTED            OF SCHEME TO          OF SCHEME TO           AS AT THE
                                           DURING THE           THE END OF          THE END OF THE         END OF THE
NAME OF                                  FINANCIAL YEAR       FINANCIAL YEAR        FINANCIAL YEAR       FINANCIAL YEAR
PARTICIPANT                               UNDER REVIEW         UNDER REVIEW          UNDER REVIEW         UNDER REVIEW
DIRECTORS OF THE COMPANY

Ho Ching                                      120,000              460,000              100,000              360,000
Lim Ming Seong                                100,000              100,000                   --              100,000
James A Norling                               100,000              100,000                   --              100,000
Barry Waite                                 1,000,000           13,240,000            5,680,000            7,560,000
James H. Van Tassel                            50,000              237,600                   --              237,600
Sum Soon Lim                                   80,000              370,008                   --              370,008
Aubrey C. Tobey                                50,000              254,520                   --              254,520
Robert Edmund La Blanc                         50,000              175,720                   --              175,720
Andre Borrel                                   80,000              355,720               45,432              310,288
Charles E Thompson                             50,000              235,720                   --              235,720
Koh Beng Seng                                  15,000               92,600                   --               92,600
Tsugio Makimoto                                50,000              140,000               30,000              110,000
Tay Siew Choon                                 20,000               20,000                   --               20,000
Premod Paul Thomas                             30,000               60,000                   --               60,000

Except as set out above and in the accompanying financial statements:

(i) during the financial year, there were no options granted by the Company or its subsidiaries to any person to take up unissued shares in the Company or its subsidiaries; and

 (ii) during the financial year, there were no shares issued by virtue of any exercise of option to take up unissued shares of the Company or its subsidiaries; and

 (iii) as at the end of the financial year, there were no unissued shares of the Company or its subsidiaries under option.

None of the persons to whom options have been granted by the Company have any right to participate by virtue of the option in any share issue of any other company.

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                            REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

AUDIT COMMITTEE

The financial statements, accounting policies and system of internal accounting controls are the responsibility of the Board of Directors acting through the Audit Committee. The Committee met during the year to review the scope of work of the internal auditors and of the statutory auditors, and the results arising therefrom, including their evaluation of the system of internal controls. The Committee reviewed the independence of the statutory auditors, as well as the assistance given by the Company's officers to the auditors. The announcements of results and the audited financial statements were reviewed by the Committee prior to their submission to the directors of the Company for adoption.

The Committee has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

AUDITORS

The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors



----------------------------------           ----------------------------------
             Ho Ching                                    Barry Waite
             Chairman                                 President and CEO

Singapore

February 1, 2002

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             STATEMENT BY DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

We, Ho Ching and Barry Waite, being directors of Chartered Semiconductor Manufacturing Ltd, do hereby state that in our opinion:

(a) the US GAAP financial statements set out on pages F-2 to F-36 read together with the supplementary financial statements set out on pages S-17 to S-23 (collectively, the "statutory financial statements") are drawn up so as to give a true and fair view of the consolidated and unconsolidated state of affairs of the Company as at December 31, 2001 and of the consolidated and unconsolidated results of the business and consolidated cash flows of the Company for the year ended on that date; and

(b) at the date of this statement there are reasonable grounds to believe that the company will be able to pay its debts as and when they fall due.

The board of directors has authorized these financial statements for issue on the date of this statement.

On behalf of the Board of Directors



----------------------------------           ----------------------------------
             Ho Ching                                    Barry Waite
             Chairman                                 President and CEO

Singapore

February 1, 2002

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             REPORT OF THE AUDITORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

Shareholders of Chartered Semiconductor Manufacturing Ltd:

We have audited the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd as set out on pages F-2 to F-36 (the "US GAAP financial statements") and the supplementary financial statements of the Company set out on pages S-17 to S-23 (the "supplementary financial statements" and collectively, the " statutory financial statements").

The US GAAP financial statements have been prepared to present the consolidated financial position, results and cash flows of the Company and its subsidiaries under generally accepted accounting principles applicable in the United States of America ("US GAAP"). The supplementary financial statements have been prepared to present the unconsolidated financial position and results of the Company and other additional information required by the Companies Act (the "Act").

The statutory financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on the statutory financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:-

(a) the statutory financial statements are properly drawn up in accordance with the provisions of the Act, as modified by exemption orders granted by the Registrar of Companies and Businesses, so as to give a true and fair view of:

         (i) the consolidated and unconsolidated state of affairs as at December 31, 2001 and of the consolidated and unconsolidated results of the Company for the year ended on that date; and

         (ii) the other matters required by Section 201 of the Act to be dealt with in the statutory financial statements;

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiary incorporated in Singapore, of which we are the auditors, have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements of Chartered Semiconductor Manufacturing, Inc., Chartered Semiconductor Japan K.K., Chartered Semiconductor Taiwan Ltd and Chartered Semiconductor Europe Ltd which are not required by the law of the countries in which they are incorporated to be audited, being financial statements that have been included in the US GAAP financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             REPORT OF THE AUDITORS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.



KPMG
Certified Public Accountants

Singapore

February 1, 2002

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                       SUPPLEMENTARY FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                           IN THOUSANDS OF US DOLLARS

The assets and liabilities of the Company as of December 31, 2000 and 2001 are as follows:

                                                                                                 UNCONSOLIDATED
                                                                                           2000                   2001
ASSETS

Cash and cash equivalents ...................................................          $    841,190           $  1,029,917
Accounts receivable
    Trade ...................................................................               133,323                 41,744
    Provision for doubtful debts ............................................                (3,368)                (4,035)
    Others ..................................................................                11,706                 26,654
Amounts due from subsidiaries (mainly trade) ................................               116,814                222,343
Amounts due from SMP (mainly non-trade) .....................................                19,057                 13,321
Amounts due from ST and ST affiliates (mainly trade) ........................                    25                  1,070
Inventories .................................................................                30,083                 10,978
    Provision for inventory obsolescence ....................................                   (76)                  (490)
Prepaid expenses ............................................................                 1,001                  1,295
                                                                                       ------------           ------------
       Total current assets .................................................             1,149,755              1,342,797

Investment in subsidiaries ..................................................               213,460                213,461
Investment in SMP ...........................................................               120,959                120,959
Other assets
    Deferred tax asset ......................................................                   108                  1,497
    Others ..................................................................                22,557                 28,122
Technology license agreements ...............................................                17,167                 15,167
    less accumulated amortization
Property, plant and equipment, net ..........................................             1,300,687              1,183,098
                                                                                       ------------           ------------
       Total assets .........................................................          $  2,824,693           $  2,905,101
                                                                                       ============           ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable
    Trade ...................................................................          $     11,022           $      8,611
    Fixed asset purchases ...................................................               112,724                 44,981
Current installments of obligations under capital leases ....................                 7,732                     --
Current installments of long-term debt ......................................                84,744                135,050
Accrued operating expenses ..................................................               184,416                134,408
Amounts due to subsidiaries (non-trade) .....................................                 7,103                 12,166
Amounts due to SMP (trade) ..................................................                 4,379                 28,358
Amounts due to ST and ST affiliates (mainly trade) ..........................                10,451                  5,434
Income taxes payable ........................................................                19,869                 24,159
Other current liabilities ...................................................                18,157                 22,494
                                                                                       ------------           ------------
       Total current liabilities ............................................               460,597                415,661
Long-term debt, excluding current installments ..............................               230,832                669,485
Customer deposits ...........................................................                50,200                 41,281
Other liabilities ...........................................................                14,608                  5,179
                                                                                       ------------           ------------
       Total liabilities ....................................................               756,237              1,131,606
                                                                                       ------------           ------------

Share capital ...............................................................               279,893                280,480
Additional paid-in capital ..................................................             1,775,059              1,782,633
Retained profit (deficit) ...................................................                66,200               (240,322)
Accumulated other comprehensive loss ........................................               (52,696)               (49,296)
                                                                                       ------------           ------------
       Total shareholders' equity ...........................................             2,068,456              1,773,495
                                                                                       ------------           ------------

       Total liabilities and shareholders' equity ...........................          $  2,824,693           $  2,905,101
                                                                                       ============           ============

                             See accompanying notes.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                       SUPPLEMENTARY FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                           IN THOUSANDS OF US DOLLARS

The unconsolidated income of the Company for the years ended December 31, 2000 and 2001 are as follows:

                                                                                               UNCONSOLIDATED
                                                                                           2000                  2001
Income (loss) before income taxes ...........................................          $  300,716           $  (292,842)

Income tax expense
- current ...................................................................             (17,948)              (16,026)
- overprovision in prior years ..............................................                  --                   957
- deferred ..................................................................                 430                 1,389
                                                                                       ----------           -----------
                                                                                          (17,518)              (13,680)
                                                                                       ----------           -----------
Net income (loss) ...........................................................          $  283,198           $  (306,522)
                                                                                       ==========           ===========

Income (loss) before income taxes is arrived at after charging:

Amortization of intangible assets ...........................................          $    3,860           $     2,000
Auditors' remuneration
- current year ..............................................................                 229                   226
- overprovision in respect of prior years ...................................                  --                   (53)
Non audit fees paid to auditors of the Company ..............................                 198                   317
Depreciation of property, plant and equipment ...............................             293,965               322,864
Directors' remuneration
- stock-based compensation ..................................................                 974                   443
- other remuneration ........................................................               5,670                 4,459
Interest expense (net of capitalized amounts) ...............................              11,056                26,496

and crediting:

Gain on disposal of property, plant and equipment ...........................               1,420                    98
Government grants
- income related ............................................................               4,330                12,219
- asset related .............................................................                 683                   599
Interest income
- ST affiliates .............................................................              24,765                19,076
- others ....................................................................              26,687                25,626
                                                                                       ==========           ===========

                             See accompanying notes.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                       SUPPLEMENTARY FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                           IN THOUSANDS OF US DOLLARS

The movements in the unconsolidated reserves of the Company for the years ended December 31, 2000 and 2001 are as follows:

                                                                                                       OTHER
                                                                                                    ACCUMULATED
                                                                                                       COMPRE-          TOTAL
                                                                      ADDITIONAL       RETAINED        HENSIVE          SHARE-
                                                                        PAID-IN        EARNINGS        INCOME          HOLDERS'
                                              ORDINARY SHARES           CAPITAL        (DEFICIT)        (LOSS)          EQUITY
                                          -----------------------     -----------    ------------     ---------      -----------
                                               NO.           $             $                $              $               $
Balance at January 1, 2000                 1,278,978      264,529       1,207,656       (216,998)       (52,696)       1,202,491

Net income                                        --           --                        283,198             --          283,198
Stock compensation                                --           --           2,778             --             --            2,778
Issuance of shares                            11,013        1,667           9,367             --             --           11,034
Follow-on offering                            89,700       13,697         569,353             --             --          583,050
Follow-on offering
    expenses charged to
    share premium                                 --           --         (16,354)            --             --          (16,354)
Share options issued and
    charged to SMP                                --           --           2,259             --             --            2,259
                                          ----------     --------     -----------      ---------      ---------      -----------
Balance at December 31, 2000               1,379,691      279,893       1,775,059         66,200        (52,696)       2,068,456

Net income                                        --           --              --       (306,522)            --         (306,522)
Stock compensation                                --           --             763             --             --              763
Issuance of shares                             4,065          587           3,838             --             --            4,425
Derivative and hedging activities
    including cumulative
    effect-type-adjustment                        --           --              --             --          3,400            3,400
Share options issued and
    charged to SMP                                --           --           2,973             --             --            2,973
                                          ----------     --------     -----------      ---------      ---------      -----------
Balance at December 31, 2001              $1,383,756     $280,480     $ 1,782,633      $(240,322)     $ (49,296)     $ 1,773,495
                                          ==========     ========     ===========      =========      =========      ===========

                             See accompanying notes.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                       SUPPLEMENTARY FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                           IN THOUSANDS OF US DOLLARS

1.       BASIS OF ACCOUNTING

         The Company adopts US generally accepted accounting principles ("US GAAP") as its comprehensive basis of accounting for financial reporting purposes and the US dollar as its reporting currency.

         US GAAP differs significantly from Singapore Statements of Accounting Standard ("SAS"). It is not practical to describe and quantify all the differences between US GAAP and SAS. Major differences include:

         (a) differing principles of consolidation, which result in the Company's 51 per cent owned subsidiary CSP being unconsolidated under US GAAP until October 1, 2000, which would have been consolidated under SAS;

         (b) differences in the recording of capital, as a result of the Company's capital reduction in 1992 not being recognized under US GAAP;

         (c) different commencement dates for the capitalization of interest and commencement of depreciation of assets under construction or installation;

         (d) the recognition of certain employee benefits relating to share ownership and option plans as employee costs in the statement of operations under US GAAP, which is not required under SAS;

         (e) the recognition of the fair value of all derivative instruments on the balance sheet under US GAAP, which is not required under SAS;

         (f) different dates for the recognition of income, expenses, provisions for future costs, provisions and writedowns against assets, capital transactions and other transactions; and

         (g) differences in presentation and classification of assets, liabilities, income, expenses, cash flows, capital and disclosure items.

2.       REQUIREMENTS OF THE COMPANIES ACT

         The consolidated US GAAP financial statements of the Company are set out on pages F-2 to F-36. Under US GAAP, the Company is not required to present unconsolidated financial statements of the Company. In order to comply with the additional requirements of the Companies Act (the "Act"), to the extent such requirements are not dealt with in the US GAAP financial statements or have been waived by exemption orders of the Registrar of Companies and Businesses, the Company presents additional financial information in this set of supplementary financial statements (the "supplementary financial statements"). The US GAAP financial statements together with the supplementary financial statements comprise the statutory financial statements of the Company.

         The supplementary financial statements should be read in conjunction with the US GAAP financial statements, and comprise the unconsolidated statement of operations of the Company for the year ended December 31, 2001 and the unconsolidated balance sheet as of that date, prepared using the accounting policies set out in the US GAAP financial statements (except that the investments in subsidiaries and affiliates are stated at cost), together with disclosures required under the Ninth Schedule of the Act and with comparative balances for the year ended and as of December 31, 2000.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                       SUPPLEMENTARY FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                           IN THOUSANDS OF US DOLLARS

3.       AMOUNTS DUE FROM SMP AND AMOUNTS DUE TO SUBSIDIARIES

         Non-trade amounts due from SMP and non-trade amounts due to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

4.       INVENTORIES

         Included in inventories is work-in-progress of $23,389 as of December 31, 2000 and $5,566 as of December 31, 2001. Work-in-progress includes materials, direct labor and an appropriate proportion of production overheads.

5.       NET CURRENT ASSETS

         Unconsolidated net current assets amounted to $689,158 and $927,136 as of December 31, 2000 and 2001, respectively.

6.       SUBSIDIARIES

                                                                                             UNCONSOLIDATED
                                                                                           2000           2001
         Investments in equity of subsidiaries, at cost:
         -   Chartered Semiconductor Manufacturing, Inc. ("CSM Inc").........           $     126      $     126
         -   Chartered Silicon Partners Pte Ltd ("CSP")......................             213,207        213,207
         -   Chartered Semiconductor Japan K.K. ("CSJ")......................                  94             94
         -   Chartered Semiconductor Taiwan Ltd ("CST")......................                  33             33
         -   Chartered Semiconductor Europe Ltd ("CSE")......................                  --              1
                                                                                               --             --
                                                                                        ---------      ---------
                                                                                        $ 213,460      $ 213,461
                                                                                        =========      =========

         CSM Inc, CSJ, CST and CSE are wholly-owned subsidiaries which undertake marketing in the United States of America, Japan, Taiwan and Europe, respectively. CSP is a 51% held semiconductor integrated circuit foundry operating in Singapore.

7.       TECHNOLOGY LICENSE AGREEMENTS

         Technology license agreements at December 31, 2000 and 2001 consist of the following:

                                                                                              UNCONSOLIDATED
                                                                                            2000          2001

         Technology licenses, at cost......................................              $ 20,000      $ 20,000
         Accumulated amortization..........................................                (2,833)       (4,833)
                                                                                         --------      --------
                                                                                         $ 17,167      $ 15,167
                                                                                         ========      ========

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                       SUPPLEMENTARY FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                           IN THOUSANDS OF US DOLLARS

8.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment at December 31, 2000 and 2001 consist of the following:

                                                                                                 UNCONSOLIDATED
                                                                                           2000                 2001
         COST
         Buildings ..........................................................          $   146,987          $   149,040
         Mechanical and electrical installations ............................              258,055              262,058
         Equipment and machinery ............................................            1,616,898            1,822,360
         Office and computer equipment ......................................               49,879               62,584
         Assets under installation and construction .........................              305,463              281,952
                                                                                       -----------          -----------
             Total cost .....................................................          $ 2,377,282            2,577,994
                                                                                       -----------          -----------

         ACCUMULATED DEPRECIATION
         Buildings ..........................................................          $    30,914          $    38,340
         Mechanical and electrical installations ............................              111,297              139,633
         Equipment and machinery ............................................              896,833            1,173,183
         Office and computer equipment ......................................               37,551               43,740
                                                                                       -----------          -----------
             Total accumulated depreciation .................................          $ 1,076,595            1,394,896
                                                                                       -----------          -----------

         Property, plant and equipment (net) ................................          $ 1,300,687          $ 1,183,098
                                                                                       ===========          ===========

9.       PROVISIONS

         Provisions at December 31, 2000 and 2001 consist of the following:

                                                                               UNCONSOLIDATED
                                                          PROVISION                       PROVISION FOR
                                                              FOR           INVENTORY        DOUBTFUL         VACATION
                                                           WARRANTY       OBSOLESCENCE        DEBTS          LIABILITY
         2001

         Beginning ..............................          $ 3,235           $  76           $ 3,368           $ 3,946
         Utilized in the year ...................           (7,577)             --               (71)           (3,946)
         Charge for the year ....................            4,974             414               738                --
                                                           -------           -----           -------           -------
         Ending .................................          $   632           $ 490           $ 4,035           $    --
                                                           =======           =====           =======           =======

         2000

         Beginning ..............................          $ 4,574           $ 125           $ 5,547           $ 3,796
         Utilized in the year ...................           (9,390)            (49)           (2,721)               --
         Charge for the year ....................            8,051              --               542               150
                                                           -------           -----           -------           -------
         Ending .................................          $ 3,235           $  76           $ 3,368           $ 3,946
                                                           =======           =====           =======           =======

10.      CAPITAL COMMITMENTS

         Capital commitments at December 31, 2000 and 2001 consist of the following:

                                                                                            UNCONSOLIDATED
                                                                                          2000           2001

         Authorized but not contracted.......................................          $  308,916     $ 334,286
         Contracted..........................................................             531,804        84,058
                                                                                       ----------     ---------
                                                                                       $  840,720     $ 418,344
                                                                                       ==========     =========

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                       SUPPLEMENTARY FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                           IN THOUSANDS OF US DOLLARS

11.      CONTINGENCIES

         As is typical in the semiconductor industry, the Company has from time to time received communications from third parties asserting patents that cover certain of the Company's technologies and alleging infringement of certain intellectual property rights of others. The Company has acquired certain technology licenses for use in its business and may seek to obtain other licenses in the future. There can be no assurance that the Company will be able to obtain such future licenses on commercially reasonable terms, or at all.

         The Company has accrued a liability for, and charged to its results of operations in the periods presented, the estimated costs of obtaining such licenses for third party technology. The amounts so accrued were $11,339 and $10,375 as of December 31, 2000 and 2001, respectively. No assurance can be given that such provisions are adequate.

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             ADDITIONAL INFORMATION
                              CHAIRMAN'S STATEMENT
                           IN THOUSANDS OF US DOLLARS


Chairman's Statement

The Company raised net proceeds of $560,625 from the issue of 2.5% senior convertible notes due April 2, 2006, during the year.

Information on the employee share option plan are set out on page A-2.

Economic value added statements are set out on page A-2

Details of directors' remuneration are set out on page A-3

Statistics on the shareholders of the Company are set out on page A-4

Material changes in the operating environment that affects business prospects, the business review and future developments are included in the President's Statement.



------------------------------------
Ho Ching
Chairman

February 1, 2002

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             ADDITIONAL INFORMATION
                       ATTACHMENT TO CHAIRMAN'S STATEMENT

EMPLOYEES SHARE OPTION PLAN

SHARE OPTIONS GRANTED DURING THE YEAR

 DATE OF             BALANCE AT                                           BALANCE AT        EXERCISE
  GRANT             DATE OF GRANT       CANCELLED       EXERCISED         31/12/2001          PRICE         EXPIRY DATE
28/3/2001             1,124,900          45,800            --             1,079,100          S$4.74         28/3/2006
28/3/2001            11,396,200         569,400            --            10,826,800          S$4.74         28/3/2011
15/6/2001               114,000              --            --               114,000          S$5.04         15/6/2006
15/6/2001             1,438,000          36,000            --             1,402,000          S$5.04         15/6/2011
15/8/2001             1,082,100           4,800            --             1,077,300          S$4.99         15/8/2006
15/8/2001            10,457,200          31,500            --            10,425,700          S$4.99         15/8/2011
                     ----------         -------           ---            ----------
                     25,612,400         687,500            --            24,924,900
                     ==========         =======           ===            ==========

FAIR VALUE OF OPTIONS UNDER THE BLACK-SCHOLES OPTION-PRICING MODEL

 DATE OF               EXERCISABLE            FAIR VALUE      DIVIDEND          RISK-FREE         VOLATILITY         EXPECTED LIVES
  GRANT                  PERIOD               OF OPTIONS        YIELD         INTEREST RATE          RATE                (YEARS)
28/3/2001        28/3/2002 to 28/3/2011         US$2.33          0.0%            4.854%             90.540%                10
28/3/2001        28/3/2002 to 28/3/2006         US$1.91          0.0%            4.705%             90.540%                 5
15/6/2001        15/6/2002 to 15/6/2011         US$2.41          0.0%            4.800%             87.920%                10
15/6/2001        15/6/2002 to 15/6/2006         US$1.97          0.0%            4.705%             87.920%                 5
15/8/2001        15/8/2002 to 15/8/2011         US$2.41          0.0%            4.550%             81.130%                10
15/8/2001        15/8/2002 to 15/8/2006         US$1.93          0.0%            4.570%             81.130%                 5

ECONOMIC VALUE ADDED (EVA)

(in US$ million)

                                                                                1999            2000             2001
Adjusted net operating (loss) profit before tax                                 (24)             212             (350)
Billing from SMP for allocated wafer capacity                                    --               --              (90)

Adjust for
Equity in (loss) income of SMP                                                  (23)               8               (2)
Interest expense                                                                 18               18               40
Imputed interest on present value of operating leases                             3                5                4
Translation gain - derivative                                                    --               --               (4)
Amortization of accumulated capital charge                                      (17)             (26)             (40)
Other                                                                           (34)               1               --
                                                                             ------           ------           ------
Adjusted (loss) profit before interest and tax                                  (77)             218             (442)

Cash operating taxes                                                             (2)             (20)             (16)
                                                                             ------           ------           ------
Net operating (loss) profit after tax (NOPAT)                                   (79)             198             (458)

Average capital employed                                                      1,113            2,069            2,595
Weighted average cost of capital (%)                                           12.0             11.5             11.4

Capital charge                                                                 (134)            (238)            (296)
                                                                             ------           ------           ------
Economic value added (EVA)                                                     (213)             (40)            (754)
                                                                             ======           ======           ======

EVA spread                                                                      100              173             (714)

VALUE ADDED

Value added per employment cost (in US$ thousand)                                 3                3              1.7
Value added per employee (in US$ thousand)                                      147              190               61

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             ADDITIONAL INFORMATION
                       ATTACHMENT TO CHAIRMAN'S STATEMENT

DIRECTORS' REMUNERATION

The remuneration of directors of the Company falls within the following ranges:-

                                                                                 NO. OF DIRECTORS
                                                                               2000             2001
$288,000 and above                                                               1                1
$144,000 to $287,999                                                            --               --
Below $144,000                                                                  12               13
                                                                               ---              ---
                                                                                13               14
                                                                               ===              ===

Summary compensation table for the year ended 31 December 2001

(in US$ thousand)

                                                                                                                     FAIR
                                                                                                                   VALUE OF
                                                                                           DIRECTORS'               OPTIONS
                                                       SALARY(1)    BONUS(2)    OTHERS(3)     FEES      TOTAL      GRANTED(4)
Ho Ching                                                  --            --          --          60         60(5)         604
Lim Ming Seong                                            --            --          --          40         40(5)         112
James A. Norling                                          --            --          --          32         32            112
Barry Waite                                              492         3,327         206          --      4,025          7,254
James H. Van Tassel                                       --            --          --          35         35            252
Sum Soon Lim                                              --            --          --          46         46            405
Aubrey C. Tobey                                           --            --          --          40         40            253
Robert Edmund LaBlanc                                     --            --          --          34         34            211
Andre Borrel                                              --            --          --          48         48            404
Charles E Thompson                                        --            --          --          35         35            128
Koh Beng Seng                                             --            --          --          26         26             29
Tsugio Makimoto                                           --            --          --          28         28             70
Tay Siew Choon                                            --            --          --          10         10(5)          16
Premod Paul Thomas                                        --            --          --          --         --             54
                                                        ----        ------        ----        ----     ------        -------
Total                                                    492         3,327         206         434      4,459          9,904
                                                        ====        ======        ====        ====     ======        =======

Total as of 31 December 2000                             538(6)      4,393(6)      267(6)      472      5,670         23,792
                                                        ====        ======        ====        ====     ======        =======


(1)      Base salary (inclusive of employers' Central Provident Fund (CPF)).

(2)      Economic Value Added (EVA)/Performance/Performance Target Bonus
         (PTB)/Quarterly (inclusive of employers' CPF).

(3)      Allowances (inclusive of employers' CPF) and others.

(4) Fair value of options granted during the year using the Black Scholes Option pricing model.

(5) Under an existing agreement, the fees will be paid directly to Singapore Technologies Pte Ltd.

(6)      Remuneration paid to the executive director, Barry Waite.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             ADDITIONAL INFORMATION
                       ATTACHMENT TO CHAIRMAN'S STATEMENT

SHAREHOLDING STATISTICS AS OF
MARCH 7, 2002

Twenty Largest Shareholders

NO.                       SHAREHOLDER                                        NO. OF SHARES         %
---                       -----------                                       --------------      ------
 1     Singapore Technologies Pte Ltd                                          499,116,152       36.03
 2     Singapore Technologies Semiconductors Pte Ltd                           339,953,228       24.54
 3     Citibank Nominees Singapore Pte Ltd                                     137,892,566        9.95
 4     Raffles Nominees Pte Ltd                                                 60,220,311        4.35
 5     DBS Nominees Pte Ltd                                                     46,265,464        3.34
 6     HSBC (Singapore) Nominees Pte Ltd                                        35,902,677        2.59
 7     DB Nominees (S) Pte Ltd                                                  24,618,532        1.78
 8     United Overseas Bank Nominees Pte Ltd                                    17,361,356        1.25
 9     Oversea-Chinese Bank Nominees Pte Ltd                                    14,509,325        1.05
10     EDB Investments Pte Ltd                                                  11,387,280        0.82
11     Morgan Stanley Asia (Singapore) Pte Ltd                                   9,380,960        0.68
12     OCBC Securities Pte Ltd                                                   5,931,215        0.43
13     NTUC Income Insurance Co-Operative Limited                                5,676,000        0.41
14     Phillip Securities Pte Ltd                                                4,292,952        0.31
15     UOB Kay Hian Pte Ltd                                                      3,571,000        0.26
16     BNP Paribas Nominees Singapore Pte Ltd                                    3,391,730        0.24
17     Overseas Union Bank Nominees Pte Ltd                                      2,226,818        0.16
18     Kim Eng Ong Asia Securities Pte Ltd                                       2,067,200        0.15
19     DBS Vickers Securities (S) Pte Ltd                                        1,824,263        0.13
20     Toshiba Corporation                                                       1,735,475        0.13
                                                                            --------------      ------
                                                                             1,227,324,504       88.60
                                                                            --------------      ------

                                              NO. OF
    SIZE OF HOLDING                       SHAREHOLDERS      %           NO. OF SHARES         %
                                          ------------   -------       --------------      -------
        1 -     1,000                         14,471       38.61           14,486,506         1.05
    1,001 -    10,000                         21,052       56.16           76,903,770         5.55
   10,001 - 1,000,000                          1,937        5.17           61,418,911         4.43
1,000,001 and above                               24        0.06        1,232,442,530        88.97
                                             -------     -------       --------------      -------
                                              37,484      100.00        1,385,251,717       100.00
                                             -------     -------       --------------      -------

SUBSTANTIAL SHAREHOLDERS:

                                                                      Direct Interest        Deemed Interest
                                                                      ---------------        ---------------
Temasek Holdings (Private) Limited                                               --            841,341,244
Singapore Technologies Holdings Pte Ltd                                          --            839,082,380
Singapore Technologies Pte Ltd                                          499,116,152            339,966,228
Singapore Technologies Semiconductors Pte Ltd                           339,953,228                      -

Note:

- `Substantial Shareholders' are those shareholders who own at least 5% of the equity of the Company.

- `Deemed Interest' in shares arises, for example, when a person (including a company) owns at least 20% of another company which in turn owns shares in Chartered Semiconductor Manufacturing Ltd. The person is "deemed" to have an interest in the Chartered Semiconductor Manufacturing Ltd shares owned by that other company. It is, therefore, possible for several persons to be deemed interested in the same shares.

This note is merely illustrative. For a full understanding of the scope of the regulations, it is necessary to refer to the Act.